UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

CYBERONICS, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

23251P102

(CUSIP Number)

Metropolitan Capital Advisors, Inc.

660 Madison Avenue, 18th Floor

New York, NY 10065

(212) 486-8100

Copies to:

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, Suite 4400

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See, Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see, the Notes).

13D

CUSIP NO. 23251P102

(1)	Name of reporting persons Metropolitan SPV, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization DE

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power 0
(8) Shared voting power 432,781
(9) Sole dispositive power 0
(10) Shared dispositive power 432,781

(11)	Aggregate amount beneficially owned by each reporting person 432,781
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) 1.58%
(14)	Type of reporting person (see instructions) PN

13D

CUSIP NO. 23251P102

(1)	Name of reporting persons Metropolitan SPV GP, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization DE

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power 0
(8) Shared voting power 432,781
(9) Sole dispositive power 0
(10) Shared dispositive power 432,781

(11)	Aggregate amount beneficially owned by each reporting person 432,781
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) 1.58%
(14)	Type of reporting person (see instructions) OO

13D

CUSIP NO. 23251P102

(1)	Name of reporting persons Metropolitan Capital Advisors, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization DE

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power
(8) Shared voting power 255,000
(9) Sole dispositive power
(10) Shared dispositive power 255,000

(11)	Aggregate amount beneficially owned by each reporting person 255,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) 0.93%
(14)	Type of reporting person (see instructions) PN

13D

CUSIP NO. 23251P102

(1)	Name of reporting persons Metropolitan Capital Partners IV, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization DE

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power 0
(8) Shared voting power 255,000
(9) Sole dispositive power 0
(10) Shared dispositive power 255,000

(11)	Aggregate amount beneficially owned by each reporting person 255,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) 0.93%
(14)	Type of reporting person (see instructions) PN

13D

CUSIP NO. 23251P102

(1)	Name of reporting persons Metropolitan Capital Advisors, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization NY

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power 0
(8) Shared voting power 255,000
(9) Sole dispositive power 0
(10) Shared dispositive power 255,000

(11)	Aggregate amount beneficially owned by each reporting person 255,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) 0.93%
(14)	Type of reporting person (see instructions) CO

13D

CUSIP NO. 23251P102

(1)	Name of reporting persons KJ Advisors, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization NY

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power 0
(8) Shared voting power 211,900
(9) Sole dispositive power 0
(10) Shared dispositive power 211,900

(11)	Aggregate amount beneficially owned by each reporting person 211,900
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) 0.77%
(14)	Type of reporting person (see instructions) CO

13D

CUSIP NO. 23251P102

(1)	Name of reporting persons Metropolitan Capital Partners II, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization NY

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power 0
(8) Shared voting power 211,900
(9) Sole dispositive power 0
(10) Shared dispositive power 211,900

(11)	Aggregate amount beneficially owned by each reporting person 211,900
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) 0.77%
(14)	Type of reporting person (see instructions) PN

13D

CUSIP NO. 23251P102

(1)	Name of reporting persons Metropolitan Capital III, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization DE

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power 0
(8) Shared voting power 270,600
(9) Sole dispositive power 0
(10) Shared dispositive power 270,600

(11)	Aggregate amount beneficially owned by each reporting person 270,600
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) 0.99%
(14)	Type of reporting person (see instructions) CO

13D

CUSIP NO. 23251P102

(1)	Name of reporting persons Metropolitan Capital Partners III, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization DE

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power 0
(8) Shared voting power 270,600
(9) Sole dispositive power 0
(10) Shared dispositive power 270,600

(11)	Aggregate amount beneficially owned by each reporting person 270,600
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) 0.99%
(14)	Type of reporting person (see instructions) PN

13D

CUSIP NO. 23251P102

(1)	Name of reporting persons Metropolitan Capital Advisors International Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power 0
(8) Shared voting power 270,600
(9) Sole dispositive power 0
(10) Shared dispositive power 270,600

(11)	Aggregate amount beneficially owned by each reporting person 270,600
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) 0.99%
(14)	Type of reporting person (see instructions) OO

13D

CUSIP NO. 23251P102

(1)	Name of reporting persons Metropolitan Capital Advisors Select Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization DE

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power 0
(8) Shared voting power 20,000
(9) Sole dispositive power 0
(10) Shared dispositive power 20,000

(11)	Aggregate amount beneficially owned by each reporting person 20,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) 0.07%
(14)	Type of reporting person (see instructions) PN

13D

CUSIP NO. 23251P102

(1)	Name of reporting persons Metropolitan Capital Select, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization DE

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power 0
(8) Shared voting power 20,000
(9) Sole dispositive power 0
(10) Shared dispositive power 20,000

(11)	Aggregate amount beneficially owned by each reporting person 20,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) 0.07%
(14)	Type of reporting person (see instructions) OO

13D

CUSIP NO. 23251P102

(1)	Name of reporting persons Jeffrey E. Schwarz
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power 3,075
(8) Shared voting power 1,198,951
(9) Sole dispositive power 3,075
(10) Shared dispositive power 1,198,951

(11)	Aggregate amount beneficially owned by each reporting person 1,202,026[1]
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☒
(13)	Percent of class represented by amount in Row (11) 4.40%
(14)	Type of reporting person (see instructions) IN

[1]

See, the penultimate paragraph of Item 5(b) of the Schedule 13D to which this Amendment No. 7 relates, along with the first paragraph of Item 5(b) of the Schedule 13D, as amended and restated hereby, regarding the beneficial ownership of these shares.

13D

CUSIP NO. 23251P102

(1)	Name of reporting persons Karen Finerman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power 0
(8) Shared voting power 1,190,281
(9) Sole dispositive power 0
(10) Shared dispositive power 1,190,281

(11)	Aggregate amount beneficially owned by each reporting person 1,190,281[1]
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☒
(13)	Percent of class represented by amount in Row (11) 4.35%
(14)	Type of reporting person (see instructions) IN

[1]	See, the penultimate paragraph of Item 5(b) of the Schedule 13D to which this Amendment No. 7 relates regarding the beneficial ownership of these shares.

INTRODUCTION

This Amendment No. 7 (“Amendment No. 7”) relates to the Schedule 13D filed with the Securities and Exchange Commission on September 11, 2006, as amended by Amendment No. 1 filed on September 28, 2006, Amendment No. 2 filed on November 1, 2006, Amendment No. 3 filed on November 21, 2006, Amendment No. 4 filed on November 28, 2006, Amendment No. 5 filed on November 30, 2006 and Amendment No. 6 filed on January 29, 2007 (as amended, the “Schedule 13D”) by Metropolitan SPV, L.P., a Delaware limited partnership (“SPV”); Metropolitan SPV GP, L.L.C., a Delaware limited liability company (“SPV GP”); Metropolitan Capital Advisors, L.P. (f/k/a Bedford Falls Investors, L.P.), a Delaware limited partnership (“MetCap Advisors”); Metropolitan Capital Partners IV, L.P. (f/k/a Metropolitan Capital Advisors, L.P.), a Delaware limited partnership (“MetCap”); Metropolitan Capital Advisors, Inc., a New York corporation (“MetCap GP”); Metropolitan Capital Partners II, L.P., a New York limited partnership (“Partners II”); KJ Advisors, Inc., a New York corporation (“Partners II GP”); Metropolitan Capital Advisors International Limited, a British Virgin Islands international business company (“MetCap International”); Metropolitan Capital Partners III, L.P., a Delaware limited partnership (“Partners III”); Metropolitan Capital III, Inc., a Delaware corporation (“Partners III GP”); Metropolitan Capital Advisors Select Fund, L.P., a Delaware limited partnership (“Select”); Metropolitan Capital Select, L.L.C., a Delaware limited liability company (“Select GP”) (each of the foregoing, collectively the “MetCap Entities”); Jeffrey E. Schwarz, a citizen of the United States of America (“Schwarz”); and Karen Finerman, a citizen of the United States of America (“Finerman,” and together with Schwarz and the MetCap Entities, collectively, the “Reporting Persons”), relating to the common stock, par value $0.01 per share (the “Shares”), of Cyberonics, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 100 Cyberonics Boulevard, Houston, Texas 77058.

1. ITEM 4 OF THE SCHEDULE 13D IS HEREBY AMENDED TO INCORPORATE THE FOLLOWING ADDITIONAL INFORMATION:

Item 4.	Purpose of Transaction.

Effective September 25, 2008, Schwarz resigned as a member of the Board of Directors of the Issuer.

In connection with a redemption request made by a partner of SPV, on September 26, 2008 SPV distributed 365,731 Shares beneficially owned by it to the partner who requested such redemption in connection with redeeming such partner’s interest in SPV.

2. ITEMS 5(a) AND 5(e) AND THE FIRST PARAGRAPH OF ITEM 5(b) OF THE SCHEDULE 13D ARE HEREBY AMENDED AND RESTATED IN THEIR ENTIRETY, AS SET FORTH BELOW, AND ITEM 5(c) IS HEREBY AMENDED TO INCORPORATE THE FOLLOWING ADDITIONAL INFORMATION:

Item 5.	Interest in Securities of the Issuer.

(a) As of the close of business on September 26, 2008, the Reporting Persons may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), in the aggregate, approximately 1,202,026 Shares, representing approximately 4.40% percent of the outstanding common stock of the Issuer, based on 27,344,394 Shares advised by the Issuer to be outstanding as of September 25, 2008.

(b) Each of SPV; MetCap Advisors; Partners II; Select; and MetCap International beneficially and directly own and has sole voting and sole dispositive power with regard to 432,781, 255,000, 211,900, 20,000 and 270,600 Shares, respectively, except to the extent that other Reporting Persons as described below may be deemed to have shared voting power and shared dispositive power with regard to such Shares. As a result of the transaction described under Item 4, SPV disclaims beneficial ownership of the 365,731 Shares distributed by SPV on September 26, 2008 to a partner of SPV in connection with a redemption request made by such partner. Schwarz may be deemed to have the sole power to vote or dispose of the 3,075 Shares of restricted stock granted to him which has vested under the Director Restricted Stock Agreements (as defined in Item 6), as reported in this Amendment No. 7. Schwarz disclaims beneficial ownership of the remaining 14,807 Shares of restricted stock granted to him under the Director Restricted Stock Agreements, which Shares of restricted stock have not yet vested and were forfeited to the Issuer on September 25, 2008 pursuant to the terms of the Director Restricted Stock Agreements, in connection with the effectiveness of Schwarz’s resignation as a member of the Board of Directors. Schwarz, by virtue of his familial relationship to either the trustee or the beneficiaries of the trusts and the fact that Schwarz is the Trustee and founder of the foundation that purchased Shares reported in this Amendment No. 7, may be deemed to have the shared power to vote or dispose of the 8,670 Shares acquired by such trusts and the foundation. Schwarz disclaims beneficial ownership of the 8,670 Shares owned by the trusts and the foundation for all other purposes.

(c) In connection with Schwarz’s resignation as a member of the Board of Directors, on September 25, 2008 Schwarz forfeited to the Issuer, for no consideration, 14,807 Shares of restricted stock of the Issuer granted to Schwarz which had not yet vested under the terms of the respective Director Restricted Stock Agreements. Pursuant to the terms of such Director Restricted Stock Agreements, such forfeiture occurred automatically and without further action by either party thereto. The foregoing discussion of the Director Restricted Stock Agreements is qualified in its entirety by the text of the Director Restricted Stock Agreements attached hereto as Exhibits 1-3 and incorporated by reference herein.

*   *   *

(e) As a result of the transaction described under Item 4, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding common stock of the Issuer on September 26, 2008.

3. ITEM 6 OF THE SCHEDULE 13D IS HEREBY AMENDED TO INCORPORATE THE FOLLOWING ADDITIONAL INFORMATION AS THE PENULTIMATE PARAGRAPH OF ITEM 6:

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the terms of the Issuer’s 2005 Stock Plan and in connection with Schwarz becoming a member of the Board of Directors of the Issuer, on March 12, 2007 Schwarz received a grant of 10,000 Shares of restricted stock of the Issuer, of which 2,000 Shares have vested and are reported herein, pursuant to a Director Restricted Stock Agreement, dated February 27, 2007, as amended, between the Issuer and Schwarz (the “February 2007 Agreement”), in the form attached hereto as Exhibit 1 and incorporated by reference herein. Pursuant to the terms of the Issuer’s 1997 Stock Plan and in connection with Schwarz’s service as a member of the Board of Directors of the Issuer, on June 18, 2007 Schwarz received a grant of 4,300 Shares of restricted stock of the Issuer, of which 1,075 Shares have vested and are reported herein, pursuant to a Director Restricted Stock Agreement, dated June 18, 2007, between the Issuer and Schwarz (the “June 2007 Agreement”), in the form attached hereto as Exhibit 2 and incorporated by reference herein. Pursuant to the terms of the Issuer’s Amended and Restated 1997 Stock Plan and in connection with Schwarz’s service as a member of the Board of Directors of the Issuer, on June 16, 2008 Schwarz received a grant of 3,582 Shares of restricted stock of the Issuer, of which 0 Shares have vested and are reported herein, pursuant to a Director Restricted Stock Agreement, dated June 16, 2008, between the Issuer and Schwarz (the “June 2008 Agreement,” and together with the February 2007 Agreement and the June 2007 Agreement, collectively, the “Director Restricted Stock Agreements”), in the form attached hereto as Exhibit 3 and incorporated by reference herein. The Shares of restricted stock granted to Schwarz vested in accordance with the respective terms of the Director Restricted Stock Agreements and were subject to forfeiture prior to vesting upon Schwarz’s resignation as a member of the Board of Directors of the Issuer, as provided in the respective Director Restricted Stock Agreements. The foregoing description of the Director Restricted Stock Agreements is qualified in its entirety by the terms and provisions of the Director Restricted Stock Agreements attached hereto as Exhibits 1-3 and incorporated by reference herein.

4. ITEM 7 OF THE SCHEDULE 13D IS HEREBY AMENDED TO INCORPORATE THE FOLLOWING ADDITIONAL INFORMATION:

ITEM 7.	Material to be Filed as Exhibits.

Document

Exhibit 1	-	Director Restricted Stock Agreement, dated February 27, 2007, between the Issuer and Jeffrey E. Schwarz, as amended.

Exhibit 2	-	Director Restricted Stock Agreement, dated June 18, 2007, between the Issuer and Jeffrey E. Schwarz.

Exhibit 3	-	Director Restricted Stock Agreement, dated June 16, 2008, between the Issuer and Jeffrey E. Schwarz.

Signature

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2008

METROPOLITAN SPV, L.P.

/s/ Karen Finerman
By:	Karen Finerman
Title:	Managing Member of Metropolitan SPV GP, L.L.C., which is the general partner of Metropolitan SPV, L.P.

METROPOLITAN SPV GP, LLC

/s/ Karen Finerman
By:	Karen Finerman
Title:	Managing Member

METROPOLITAN CAPITAL ADVISORS, L.P. (f/k/a Bedford Falls Investors, L.P.)

/s/ Karen Finerman
By:	Karen Finerman
Title:	President of Metropolitan Capital Advisors, Inc., which is the general partner of Metropolitan Capital Partners IV, L.P., which is the general partner of Metropolitan Capital Advisors, L.P.

METROPOLITAN CAPITAL ADVISORS, INC.

/s/ Karen Finerman
By:	Karen Finerman
Title:	President of Metropolitan Capital Advisors, Inc.

METROPOLITAN CAPITAL PARTNERS IV, L.P. (f/k/a Metropolitan Capital Advisors, L.P.)

/s/ Karen Finerman
By:	Karen Finerman
Title:	President of Metropolitan Capital Advisors, Inc., which is the general partner of Metropolitan Capital Partners IV, L.P.

KJ ADVISORS, INC.

/s/ Jeffrey E. Schwarz
By:	Jeffrey E. Schwarz
Title:	Chief Executive Officer

METROPOLITAN CAPITAL PARTNERS II, L.P.

/s/ Jeffrey E. Schwarz
By:	Jeffrey E. Schwarz
Title:	Chief Executive Officer of KJ Advisors, Inc., which is the general partner of Metropolitan Capital Partners II, L.P.

METROPOLITAN CAPITAL III, INC.

/s/ Jeffrey E. Schwarz
By:	Jeffrey E. Schwarz
Title:	Chief Executive Officer

METROPOLITAN CAPITAL PARTNERS III, L.P.

/s/ Jeffrey E. Schwarz
By:	Jeffrey E. Schwarz
Title:	Chief Executive Officer of Metropolitan Capital III, Inc., which is the general partner of Metropolitan Capital Partners III, L.P.

METROPOLITAN CAPITAL ADVISORS SELECT FUND, L.P.

/s/ Jeffrey E. Schwarz
By:	Jeffrey E. Schwarz
Title:	Managing Member of Metropolitan Capital Select, L.L.C., which is the general partner of Metropolitan Capital Advisors Select Fund, L.P.

METROPOLITAN CAPITAL SELECT, L.L.C.

/s/ Jeffrey E. Schwarz
By:	Jeffrey E. Schwarz
Title:	Managing Member

METROPOLITAN CAPITAL ADVISORS INTERNATIONAL LIMITED

/s/ Jeffrey E. Schwarz
By:	Jeffrey E. Schwarz
Title:	Chief Executive Officer of Metropolitan Capital III, Inc., which is the general partner of Metropolitan Capital Partners III, L.P., which is the investment manager of Metropolitan Capital Advisors International Limited

/s/ Jeffrey E. Schwarz
Jeffrey E. Schwarz

/s/ Karen Finerman
Karen Finerman

Exhibit Index

Document

Exhibit 1	-	Director Restricted Stock Agreement, dated February 27, 2007, between the Issuer and Jeffrey E. Schwarz, as amended.

Exhibit 2	-	Director Restricted Stock Agreement, dated June 18, 2007, between the Issuer and Jeffrey E. Schwarz.

Exhibit 3	-	Director Restricted Stock Agreement, dated June 16, 2008, between the Issuer and Jeffrey E. Schwarz.